   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1998


                                                      REGISTRATION NO. 333-62299
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CONCUR TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7372                          91-1608052
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                              6222 185TH AVENUE NE
                           REDMOND, WASHINGTON 98052
                                 (425) 702-8808
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                S. STEVEN SINGH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              6222 185TH AVENUE NE
                           REDMOND, WASHINGTON 98052
                                 (425) 702-8808
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            MATTHEW P. QUILTER, ESQ.                        THOMAS A. BEVILACQUA, ESQ.
              HORACE L. NASH, ESQ.                              CURTIS L. MO, ESQ.
            KRISTINA R. WILKEN, ESQ.                       PATRICIA MONTALVO TIMM, ESQ.
              KEVIN S. CHOU, ESQ.                        BROBECK, PHLEGER & HARRISON LLP
               FENWICK & WEST LLP                             TWO EMBARCADERO PLACE
              TWO PALO ALTO SQUARE                                2200 GENG ROAD
          PALO ALTO, CALIFORNIA 94306                      PALO ALTO, CALIFORNIA 94303
                 (650) 494-0600                                   (650) 424-0160

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------


     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-62299


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith:

EXHIBIT
NUMBER                               EXHIBIT TITLE
-------                              -------------
 1.01    --   Form of Underwriting Agreement.*
 2.01    --   Form of Agreement and Plan of Merger between Company and
              Concur Technologies, Inc., a Washington corporation.*
 2.02    --   Agreement and Plan of Reorganization between Company, PSC
              Merger Corp., 7Software, Inc., Andrew Dent and Melissa
              Widner dated June 30, 1998.*
 3.01    --   Company's Certificate of Incorporation.*
 3.02    --   Company's Certificate of Designation.*
 3.03    --   Form of Company's Amended and Restated Certificate of
              Incorporation to be filed with the Delaware Secretary of
              State immediately following the Offering.*
 3.04    --   Company's Bylaws.*
 3.05    --   Certificate of Amendment of Company's Certificate of
              Incorporation filed with the Delaware Secretary of State on
              December 9, 1998.
 4.01    --   Specimen Certificate for Company's Common Stock.*
 4.02    --   Second Amended and Restated Information and Registration
              Rights Agreement dated May 29, 1998.*
 5.01    --   Opinion of Fenwick & West LLP regarding legality of the
              securities being issued.*
10.01    --   Company's Amended and Restated 1994 Stock Option Plan and
              related documents.*
10.02    --   Company's Amended 1998 Equity Incentive Plan and related
              documents.*
10.03    --   Company's 1998 Employee Stock Purchase Plan and related
              documents.*
10.04    --   Company's 1998 Directors Stock Option Plan and related
              documents.*
10.05    --   Company's 401(k) Profit Sharing and Trust Plan.*
10.06    --   Form of Indemnity Agreement entered into by Company with
              each of its directors and executive officers.*
10.07    --   Series D Preferred Stock Purchase Agreement dated July 22,
              1997.*
10.08    --   Series E Preferred Stock Purchase Agreement dated May 29,
              1998.*
10.09    --   Strategic Marketing Alliance Agreement between Company and
              American Express Company dated December 17, 1997.*
10.10    --   Co-Branded XMS Service Marketing Agreement between Company and American Express Travel Related Services Company, Inc.
              ("TRS") dated August 11, 1998.*
10.11    --   Warrant to purchase shares of Company's Series E Preferred
              Stock issued by Company to TRS dated August 11, 1998.*
10.12    --   Voting Agreement among Company and stockholders of Company identified therein dated May 29, 1998.*
10.13    --   Amendment Agreement among Company and stockholders of
              Company identified therein dated July 30, 1998.*
10.14    --   Facility Lease between Company and CarrAmerica Realty
              Corporation dated October 31, 1997, as amended on April 10,
              1998.*
10.15    --   Letter Agreement between Company and Sterling R. Wilson
              dated April 21, 1994.*
10.16    --   Letter Agreement between Company and Jon T. Matsuo dated
              June 20, 1994.*
10.17    --   Letter Agreement between Company and Frederick L. Ingham
              dated December 5, 1996.*
10.18    --   Letter Agreement between Company and John P. Russo, Jr.
              dated April 1, 1996.*
10.19    --   Standstill Agreement between Company and TRS dated August
              10, 1998.*
10.20    --   Security and Loan Agreement between Company and Imperial
              Bank dated September 3, 1997.*

EXHIBIT
NUMBER                               EXHIBIT TITLE
-------                              -------------
10.21    --   Addendum to Security and Loan Agreement between Company and
              Imperial Bank dated September 3, 1997.*
10.22    --   Second Amendment to Loan Documents between Company and
              Imperial Bank dated April 28, 1998.*
10.23    --   Bonus Agreement between Company and Melissa Widner and
              Andrew Dent dated June 30, 1998.*
10.24    --   Amendment to Standstill Agreement between Company and TRS
              dated November 30, 1998.*
10.25    --   Letter Agreement between Company and John A. Prumatico dated
              June 24, 1998.*
10.26    --   Letter Agreement between Company and Michael Watson dated
              June 24, 1998.*
21.01    --   List of Company's subsidiaries.*
23.01    --   Consent of Fenwick & West LLP (included in Exhibit 5.01).*
23.02    --   Consent of Ernst & Young LLP, Independent Auditors.*
23.03    --   Consent of American Express Company.*
23.04    --   Consent of Edward P. Gilligan.*
23.05    --   Consent of Russell P. Fradin.*
24.01    --   Power of Attorney*
27.01    --   Financial Data Schedule.*

---------------
  * Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on the 16th day of December, 1998.

                                          CONCUR TECHNOLOGIES, INC.

                                          By:       /s/  S. STEVEN SINGH
                                            ------------------------------------
                                            S. Steven Singh
                                            President, Chief Executive Officer
                                              and Director

     Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----

                 /s/ S. STEVEN SINGH                   President, Chief Executive    December 16, 1998
-----------------------------------------------------  Officer and Director
                   S. Steven Singh                     (principal executive
                                                       officer)

               /s/ STERLING R. WILSON                  Chief Financial Officer and   December 16, 1998
-----------------------------------------------------  Vice President of Operations
                 Sterling R. Wilson                    (principal financial officer
                                                       and principal accounting
                                                       officer)

                /s/ MICHAEL W. HILTON                  Chairman of the Board of      December 16, 1998
-----------------------------------------------------  Directors and Chief
                  Michael W. Hilton                    Technical Officer

                  JEFFREY D. BRODY*                    Director                      December 16, 1998
-----------------------------------------------------
                  Jeffrey D. Brody

                NORMAN A. FOGELSONG*                   Director                      December 16, 1998
-----------------------------------------------------
                 Norman A. Fogelsong

                MICHAEL J. LEVINTHAL*                  Director                      December 16, 1998
-----------------------------------------------------
                Michael J. Levinthal

               JAMES D. ROBINSON III*                  Director                      December 16, 1998
-----------------------------------------------------
                James D. Robinson III

*By    /s/ STERLING R. WILSON

    --------------------------------
           Sterling R. Wilson
            Attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               EXHIBIT TITLE
-------                              -------------
 3.05    --   Certificate of Amendment of Company's Certificate of
              Incorporation filed with the Delaware Secretary of State on
              December 9, 1998.